UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 19, 2016 titled “GeoPark announces fourth quarter 2015 operational update”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2015 OPERATIONAL UPDATE

OIL AND GAS PRODUCTION UP 15% TO RECORD LEVELS

WITH GROWTH ACROSS ALL OPERATING UNITS

Santiago, Chile – January 19, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its operational update for the three-month period ended December 31, 2015 (“Fourth Quarter” or “4Q2015”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Quarterly Highlights

Total Company:

•	Consolidated production up 15% to 23,062 boepd (up 20% compared to 3Q2015)

•	Oil production up 19% to 17,123 bopd (up 16% compared to 3Q2015)

•	Gas production up 6% to 35.6 mmcfpd (up 31% compared to 3Q2015)

Colombia:

•	Oil and gas production up 34% to 15,510 boepd (up 19% compared to 3Q2015)

•	GeoPark-operated Llanos 34 Block (45% WI) grew gross production, for 14th consecutive quarter, to 34,000 bopd after putting two exploration wells (Chachalaca 1 and Jacana 1) and two development wells (Jacana 2 and Tilo 2) into production

Chile:

•	Oil and gas production down 16% to 4,006 boepd (up 25% compared to 3Q2015)

•	Reversed Chile production decline with start-up of new Ache gas field in GeoPark-operated Fell Block (100% WI). Appraisal well, Ache Este 1, currently being drilled and completed

Brazil:

•	Oil and gas production up 1% to 3,546 boepd (up 18% compared to 3Q2015)

•	Compression plant installed to stabilize production and fully develop Manati gas field reserves

Strategic Developments:

•	Entered into offtake and $100 million funding agreement with Trafigura to improve crude oil sale prices and netbacks, reduce transport costs and operational risks, and strengthen the Company’s balance sheet

•	Participated with new strategic partner, Grupo Alfa, in Mexico Bid Round 1.3, with no blocks awarded

__________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

James F. Park, Chief Executive Officer of GeoPark, said: “Despite the turbulence in our industry, our strong results this quarter speak for themselves and again demonstrate the quality and scale of our asset portfolio, our financial capacity, our agile business model, and the experience and capabilities of our team. These are the ingredients that have driven our ten-year growth track record and are successfully carrying us through this current industry downturn. We are ready for 2016. Our 2015 results, cash resources and significantly-reduced cost structure have put us in a good position to meet further volatility this year – and allow us to target additional growth in 2016 with our flexible work and investment program, which is supported by our cash flow and can be rapidly reduced or increased depending on oil prices and project opportunities. Our existing platform and teams across Latin America also give us first-mover access to attractive and increasingly-available new project acquisitions.”

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production reached 23,062 boepd in 4Q2015 compared to 19,984 boepd in 4Q2014, showing an increase of 15% (with oil up 19% and gas up 6%). Compared to 3Q2015, consolidated production increased by 20%, resulting from consistent growth in all operating units.

Production mix remained stable, and oil production accounted for 74% of total reported production in 4Q2015 (vs 72% in 4Q2014), with 26% representing gas production.

Colombia:

Average net oil and gas production in Colombia increased by 34% to 15,510 boepd in 4Q2015 compared to 4Q2014, primarily attributed to new field discoveries (Chachalaca and Jacana) and development drilling (Tilo and Jacana).

The Llanos 34 Block (GeoPark operated with 45% WI) represented 93% of GeoPark’s Colombian production in 4Q2015.

Chile:

Average net oil and gas production in Chile decreased by 16% to 4,006 boepd in 4Q2015 compared to 4Q2014, consisting of 39% lower oil production (from natural decline and no new drilling during 2015) and 13% higher gas production. After a period of decline, gas production was increased (56% vs 3Q2015) due to the Ache gas field being put into production at the end of 3Q2015.

The Fell Block (GeoPark operated with a 100% WI) represented 98% of GeoPark’s Chilean production.

Brazil:

Average net oil and gas production in Brazil increased 1% to 3,546 boepd in 4Q2015 compared to 3,511 boepd in 4Q2014. This is primarily attributed to the installation of the new Manati gas field compression plant to stabilize production and develop the remaining gas reserves.

The Manati Field (non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2015, as compared with 4Q2014:

	4Q2015			4Q2014
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	15,510	15,414	572	11,615	+34%
Chile	4,006	1,659	14,085	4,791	-16%
Brazil	3,546	50	20,979	3,511	+1%
Argentina	-	-	-	67	-
Total	23,062	17,123	35,636	19,984	+15%

Production Evolution

(boepd)	4Q2014	1Q2015	2Q2015	3Q2015	4Q2015
Colombia	11,615	11,586	12,592	13,033	15,510
Chile	4,791	4,486	3,654	3,207	4,006
Brazil	3,511	3,494	3,329	3,004	3,546
Argentina	67	20	-	-	-
Total	19,984	19,586	19,575	19,244	23,062
Oil	14,364	14,101	14,512	14,712	17,123
Gas	5,620	5,485	5,063	4,532	5,939

For further information please contact: INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 19, 2016